1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax www.dechert.com

ADAM T. TEUFEL
adam.teufel@dechert.com
+1 202 261 3464 Direct
+1 202 261 3164 Fax

May 26, 2022

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    PIMCO ETF Trust (the “Registrant”)

   File Nos. 333-155395; 811-22250

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 472 (“PEA 472”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 474 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on March 2, 2022. PEA 472 was filed to register shares of PIMCO Senior Loan Active Exchange-Trade Fund, a new series of the Registrant (the “Fund”). We previously responded to those comments, and you subsequently provided additional comments. A summary of the Staff’s additional comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 472. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: In addition to your written response noting the Fund expects to only count first and second lien loans as “Senior Loans,” please revise the Fund’s Principal Investment Strategies to disclose the same.

Response: Comment accepted. The Registrant has revised the paragraph as follows (new language bold and underlined):

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of Senior Loans, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. “Senior Loans” include senior secured floating rate

Anu Dubey May 26, 2022 Page 2

bank loans, also referred to as leveraged loans, bank loans and floating rate loans, that are first or second lien loans.

Comment 2: The “Acceptance of Creation Orders” section of the SAI states:

The Trust and the Distributor reserve the absolute right to reject or revoke acceptance of a creation order transmitted to it in respect of a Fund, for example if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of such Fund; (iii) the Fund Deposit delivered is not as disseminated through the facilities of the NSCC for that date by PIMCO, as described above; (iv) acceptance of the Fund Deposit would have certain adverse tax consequences to such Fund; (v) acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (vi) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or PIMCO, have an adverse effect on the Trust or the rights of beneficial owners of such Fund; (vii) the value of Creation Units to be created exceeds a purchase authorization limit afforded to the Authorized Participant by the Trust and the Authorized Participant has not deposited an amount in excess of such purchase authorization with the Custodian prior to 3:00 p.m. Eastern time, on the Transmittal Date; or (viii) in the event that circumstances outside the control of the Trust, the Transfer Agent, the Distributor or PIMCO make it, for all practical purposes, impossible to process creation orders. (emphasis added)

Please revise the italicized disclosure above to instead state, “The Trust and the Distributor reserve the right to reject or revoke acceptance of a creation order transmitted to it in respect of a Fund, including, but not limited to, if:”. In addition, please delete items (iv) and (vi) from the list in the paragraph above. The Staff acknowledges that the requested changes are in no way intended to limit the ability of the Trust and Distributor to reject an individual creation order, or to suspend the issuance of all creation units only for a limited time and only due to extraordinary circumstances.

Response: Comment accepted.

                         *****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Anu Dubey May 26, 2022 Page 3

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC
Timothy A. Bekkers, Pacific Investment Management Company LLC
Sonia E. Bui, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP